SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2004

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A
C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939
MINUTES OF THE 498th MEETING OF THE BOARD OF DIRECTORS

HELD ON DECEMBER 14, 2004

On the 14th (fourteenth) day in the month of December of the year 2004 (two thousand and four), at 09:00 a.m., at the Company's Industrial Unit located at Tabai-Canoas Roadway, lot 5, Km. 419, ZIP Code 95853-000, Triunfo/RS, it was held the 498 th (four hundred and ninety-eighth) Meeting of the Board of Directors of BRASKEM S.A. , attending the Directors undersigned. Absent Director Vice President Alvaro Fernandes da Cunha Filho, as well as his respective substitute, who was replaced by Director Newton Sergio de Souza, pursuant to the representation letter previously conveyed, observing the procedure anticipated in the Company's By-Laws. Also attending, the CEO José Carlos Grubisich Filho, the Executive Officers Bernardo Afonso de Almeida Gradin, Luiz de Mendonça, Mauricio Roberto de Carvalho Ferro, Paul Altit, Roberto Lopes Pontes Simões, Roberto Prisco Paraíso Ramos, the Board's Secretary Mr. Nelson Raso, as well as Messrs. José Mauro Mettrau Carneiro da Cunha, Jayme Fonseca and Mrs. Ana Patrícia Soares Nogueira. The Chairman of the Board, Pedro Augusto Ribeiro Novis, chaired the meeting, and Mrs. Ana Patrícia Soares Nogueira acted as secretary. AGENDA: I) Matters for deliberation : 1) PROPOSALS FOR DELIBERATION: upon the respective matters had been presented and reviewed, the following Proposals for Deliberation were unanimously approved ("PD"), which had been previously conveyed by the Board of Executive Officers for acknowledgement by the members of the Board of Directors, as anticipated in its Internal Statutes, copies of which were duly filed at the Company's Headquarters: a) PD.CA/BAK-25/2004 – Utilization of treasury shares, in order to: (i) approve the utilization of 505,050,433 (five hundred and five million, fifty thousand, four hundred and thirty-three) class "A" preferred shares issued by Braskem, currently held at treasury, in the operation of exchange for 47,846,610 (forty-seven million, eight hundred and forty-six thousand, six hundred and ten) preferred shares issued by Polialden Petroquímica S.A. ("Polialden"), owned by certain minority shareholders of Polialden, as indicated on the PD, at the rate of 1 preferred share issued by Polialden to each 10.55561582 class "A" preferred shares issued by Braskem, further observing (a) the 30% limit free float of Polialden preferred stock in the market, and (b) the resignation to, and extinction of the judicial and/or administrative lawsuits by Polialden's minority shareholders, as the case may, be; and (ii) authorize the Board of Executive Officers to perform all actions required for the materialization of the exchanges hereby approved; b) PD.CA/BAK-26/2004 – Definition of the Amount from the Tax Incentive Reserve to be Applied for Absorbing Accumulated Losses , in order to approve the utilization of R$463.280.908,78 (four hundred and sixty-three million, two hundred and eighty thousand, nine hundred and eight reais and seventy-eight cents) from the tex incentive reserve, for absorbing the balance of accumulated losses; c) PD.CA/BAK-27/2004 – Interest Attributable to Shareholders' Equity - considering the reasons explained in the respective PD, the Board has decided to: authorize the payment of up to R$170.000.000,00 (one hundred and seventy million reais), as interest attributable to shareholders' equity , to Braskem shareholders, and authorize the Board of Executive Officers to establish, at a meeting to be held on December 31, 2004, the precise amount to be effectively credited to the shareholders, within the limit herein set forth, in function of the value to be ascertained at the end of this 2004 fiscal year, further observing the Company's legal and statutory rules and limits, designating said amount to dividends pursuant to paragraph 6 th of article 44 of the By-Laws. It was further established that the payment of interest attributable to shareholders' equity should occur within the same limit generally set forth for the payment of dividends, i.e., within up to 60 (sixty) days after the Ordinary Shareholders Meeting to be held in 2005, upon publication of the respective notice to the shareholders ; 2) BUSINESS PLAN 2005/2009 - after presentation by the CEO and other attending Executive Officers, the Braskem Business Plan 2005/2009 has been approved; II) Matters for Acknowledgement : The following matters were presented by the respective directors or managers responsible for the subjects contained in this item II of the agenda, namely: 1) The Company's Preliminary Results for November, and trends for 2004; 2) Follow-up of the "Braskem +" Program; 3) 2005 Schedule for holding Board of Directors meetings and 2005 Schedule for delivering the Monthly Reports on the Business Plan Follow-up, which were submitted and unanimously approved; 4) Follow-up of Financial Operations; III) Matters of Company's Interest : Nothing to report; IV) ADJOURNMENT - No further matters remaining to be dealt with, these minutes were prepared, read, discussed and found conforming, and were signed by all attending Directors, the Meeting's Chairman and Secretary. Triunfo/RS, December 14, 2004 . [SS: Pedro Augusto Ribeiro Novis – Chairman ; Ana Patrícia Soares Nogueira – Secretary ; Alvaro Fernandes da Cunha Filho (for Newton Sergio de Souza); Alvaro Pereira Novis; André Tapajós Cunha; Fernando de Castro Sá; Francisco Teixeira de Sá; José de Freitas Mascarenhas; Kuniyuki Terabe; Luiz Fernando Cirne Lima; Newton Sergio de Souza; Patrick Horbach Fairon ].

Confer with original version in official records.

Ana Patrícia Soares Nogueira

Secretary

Sede-Fábrica: Camaçari/BA - Rua Eteno 1561, Polo Petroquímico de Camaçari, CEP 42810-000 Tel.(71) 632.5102
Escritórios: Rio de Janeiro/RJ - Av. Presidente Vargas nº 309, 13º andar - CEP 20.071-003 - Tel. (21) 2516-1515 Fax (21) 2253-4345
Salvador/BA - Av. Tancredo Neves, 3343, Centro Empresarial Previnor, Turma A, s. 301, CEP.41.820-021 - Tel. (71) 342-3088 - Fax (71) 342-3698
São Paulo/SP – Av. das Nações Unidas, 4.777, Alto de Pinheiros, CEP. 05.477-000 – Tel (11) 3443-9999 – Fax (11) 3023-0420

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 22, 2004

BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer